SEC File No. 70-10122




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS



                                FirstEnergy Corp.

------------------------------------:
In the matter of                    :
FirstEnergy Corp.                   :        Certificate Pursuant
                                    :        to Rule 24 of Partial
                                    :        Completion of
                                    :        Transactions
                                    :
SEC File No. 70-10122               :
(Public Utility Holding Company Act :
of 1935)                            :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

      The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-10122 have been carried out in accordance with the Commission's Order dated June 30, 2003 as follows:

(1)   During the period  July 1, 2003  through  September  30, 2003,  there were
32,200,000   common  shares  issued  and  no  Preferred   Securities  issued  by
FirstEnergy.

(2) FirstEnergy issued 430,969 shares of common stock pursuant to options granted under employee benefit plans and dividend reinvestment plans during the third quarter of 2003.

(3) During the period July 1, 2003 through September 30, 2003, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

(4) During the period July 1, 2003 through September 30, 2003, there were no Long-term Debt and Preferred Securities issued by FirstEnergy. FirstEnergy issued the following Short-term Debt during the third quarter of 2003:

                        Transaction      Maturity                  Transaction
                           Date            Date        Rate           Amount             Loan Balance
                        --------         --------      ----        ------------          ------------

CitiBank (FirstEnergy Revolver)
-------------------------------
FirstEnergy              6/17/2003       7/1/2003       2.38      $130,000,000.00      $130,120,069.44
FirstEnergy              6/5/2003        7/7/2003       2.55      $335,000,000.00      $335,759,333.33
FirstEnergy              6/30/2003       7/7/2003       2.31      $185,000,000.00      $185,083,185.76
FirstEnergy              7/2/2003        7/3/2003       4.18       $12,000,000.00       $12,001,372.60
FirstEnergy              7/3/2003        7/7/2003       4.18       $36,000,000.00       $36,016,471.23
FirstEnergy              7/1/2003        7/8/2003       2.31      $130,000,000.00      $130,058,454.86
FirstEnergy              7/7/2003        7/8/2003       4.18       $22,000,000.00       $22,002,516.44
FirstEnergy              6/27/2003      7/11/2003       2.24      $405,000,000.00      $405,352,406.25
FirstEnergy              7/2/2003       7/14/2003       2.30       $45,000,000.00       $45,034,500.00
FirstEnergy              7/11/2003      7/18/2003       2.30      $405,000,000.00      $405,181,125.00
FirstEnergy              7/7/2003       7/21/2003       2.30      $335,000,000.00      $335,299,638.89
FirstEnergy              6/23/2003      7/23/2003       2.19      $110,000,000.00      $110,200,520.83
FirstEnergy              6/30/2003      7/23/2003       2.30       $65,000,000.00       $65,095,513.89
FirstEnergy              6/25/2003      7/25/2003       2.24       $50,000,000.00       $50,093,229.17
FirstEnergy              7/7/2003       7/28/2003       2.25      $185,000,000.00      $185,242,812.50
FirstEnergy              7/18/2003       8/1/2003       2.30      $405,000,000.00      $405,362,250.00
FirstEnergy              7/23/2003       8/6/2003       2.25       $95,000,000.00       $95,083,125.00
FirstEnergy              7/8/2003        8/7/2003       2.25      $130,000,000.00      $130,243,750.00
FirstEnergy              7/28/2003      8/11/2003       2.25      $185,000,000.00      $185,161,875.00
FirstEnergy              7/23/2003      8/13/2003       2.30       $65,000,000.00       $65,087,208.33
FirstEnergy              7/21/2003      8/20/2003       2.30      $420,000,000.00      $420,805,000.00
FirstEnergy              8/1/2003        9/2/2003       2.30      $355,000,000.00      $355,725,777.78
FirstEnergy              8/6/2003       9/12/2003       2.38       $95,000,000.00       $95,231,892.36
FirstEnergy              8/7/2003       9/19/2003       2.38      $130,000,000.00      $130,368,784.72
FirstEnergy              8/13/2003      9/19/2003       2.30       $65,000,000.00       $65,153,652.78
FirstEnergy              8/20/2003      9/19/2003       2.30      $420,000,000.00      $420,805,000.00
FirstEnergy              9/2/2003       9/19/2003       2.30      $355,000,000.00      $355,385,569.44

                                       1

(5) During the period July 1, 2003 through September 30, 2003, the following short-term debt was issued by the Utility Subsidiaries:

                        Transaction     Maturity                  Transaction
                           Date           Date         Rate           Amount             Loan Balance
                        --------        --------       ----       ------------           ------------

CitiBank (Ohio Edison Company (OE) Revolver)
--------------------------------------------
OE                       8/1/2003       9/2/2003        2.30       $250,000,000.00      $250,511,111.11
OE                       9/2/2003      10/2/2003        2.30       $250,000,000.00      $250,479,166.67


CitiBank (The Toledo Edison Company (TE) Revolver)
--------------------------------------------------
TE                       7/18/2003      8/18/2003       2.48       $70,000,000.00       $70,149,187.50
TE                       8/18/2003     11/18/2003       2.56       $70,000,000.00       $70,458,402.78

Under the Utility Money Pool, the principal balance of borrowings at the end of the third quarter of 2003 and average interest rate during the third quarter of 2003 are as follows:

           Regulated Money Pool                     Average         Principal
             Loan to/(from):                     Interest Rate       Balance
           --------------------                  -------------      ---------
         OE                                         1.4064%      $1,020,012,662
         Pennsylvania Power Company (Penn)          1.4064%          (2,619,352)
         The Cleveland Electric Illuminating
           Company (CEI)                            1.4064%         (82,639,233)
         TE                                         1.4064%        (263,008 755)
         American Transmission Systems,
           Incorporated (ATSI)                      1.4064%          62,020,420
         Jersey Central Power & Light
           Company (JCP&L)                          1.4064%        (228,832,128)
         Metropolitan Edison Company (Met-Ed)       1.4064%         (25,501,458)
         Pennsylvania Electric Company
           (Penelec)                                1.4064%         (41,846,993)
         York Haven Power Company                   1.4064%           9,959,740


(6) During the third quarter of 2003, there were no financings consummated by any Non-Utility subsidiary that were not exempt under rule 52.


(7) During the third quarter of 2003, the following guarantees were made by FirstEnergy to support activities of its subsidiary including FirstEnergy Solutions Corp. (FES):

                                                                      Purpose of
         Beneficiary                          Amount        Terms      Guarantee
         -----------                          ------        -----     ----------

         FES (Trading - Electric)
         ------------------------

         Energy USA -TPC Corp.               1,000,000       (a)         (b)
         J. Aron & Company                   7,500,000       (a)         (b)
         TransAlta Energy Marketing          2,000,000       (a)         (b)
         WPS Energy Services                 1,000,000       (a)         (b)

         FES (Trading - Gas)
         -------------------

         Atlas Resources                     5,000,000       (a)         (b)
         Columbia Gas Transmission           1,500,000       (a)         (b)
         Connective Energy Supply            1,000,000       (a)         (b)
         Michigan Consolidated Gas           3,000,000       (a)         (b)
         Paribas Bank                        5,000,000       (a)         (b)
         PSEG Energy Resources               5,000,000       (a)         (b)

         FES - Retail
         ------------

         American Electric Power             2,400,000       (a)         (c)
         Detroit Edison                      1,000,000       (a)         (c)
         Public Service Electric & Gas         895,000       (a)         (c)

         FirstEnergy - Supply Chain
         --------------------------

         AT&T                                  730,000       (a)         (d)


         (a) Such guarantees are issued for a one-year term, with a ten-day termination right by FirstEnergy
         (b) Parental guarantees issued by FirstEnergy to provide credit support for electric power and natural gas purchases by subsidiary
         (c) Credit requirement in non-FirstEnergy service territories
         (d) Credit backstop for vendor agreement with AT&T


The following Letters of Credits (LOC) were issued during the third quarter of 2003:
                                                                      Purpose of
         Beneficiary                                       Amount        LOC
         -----------                                       ------     --------

         FES
         ---
         Cincinnati Gas & Electric Company              $ 5,500,000     (a)

         FirstEnergy Facilities Services Group, LLC
         ------------------------------------------
         Old Republic Insurance Company                  11,653,434     (b)

         Penn
         ----
         Pennsylvania Dept. of Environmental
          Protection Bureau of Land Recycling &
          Waste Management                               11,454,222     (c)

         FirstEnergy
         -----------
         PJM Interconnection, LLC                        55,400,000     (d)

          a) Collateral for entering into purchase power agreements with incinnati Gas & Electric Company.
          b) Collateral of FirstEnergy Facilities Services Group, LLC nsurance.
          c) Collateral bond for PA Dept. of EPA for waste management acility in Green Township, Beaver County, PA.
          d)  Collateral for entering into purchase power agreements with PJM.

(8) During the Third Quarter of 2003, FirstEnergy Corp. entered into one (1) transaction designed to hedge the fair value of a portion of its fixed-rate long-term debt portfolio against decreases in interest rates. The hedge structure is a fixed - for - floating interest rate swap, whereby FirstEnergy Corp. will receive fixed payments equivalent to the fixed coupon rates of the bond being hedged, and pay floating rate payments based on the 6-month London Interbank Offering Rate (LIBOR) plus an applicable spread. The notional amount, counterparty, and principal terms of the fair value hedge is filed pursuant to request for confidential treatment.

(9) Investments made during the third quarter of 2003 in any intermediate subsidiary or financing subsidiary are as follows:

Company                                    Investment
-------                                    ----------
                                        (In Thousands $)

GPU Diversified Holdings LLC                 $400

(10)  There were no U-6B-2 filed during the third quarter of 2003.

(11) There were no jurisdictional financing transactions during the third quarter of 2003.

(12) The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the third quarter 2003.

FirstEnergy                  Amount                  Ratio
-----------                ----------                -----
Common Equity              $8,111,432                38.69%
Preferred Stock               335,123                 1.60%
Long-Term Debt             12,275,850                58.54%
Short-Term Debt               246,084                 1.17%
                           ----------                -----
Total Capitalization      $20,968,489               100.00%
                           ----------               ------

OE
--
Common Equity              $2,634,042                54.58%
Preferred Stock               100,070                 2.07%
Long-Term Debt              1,908,246                39.53%
Short-Term Debt               184,525                 3.82%
                           ----------                -----
Total Capitalization       $4,826,883               100.00%
                           ----------               ------

CEI
---
Common Equity              $1,359,063                34.08%
Preferred Stock                96,404                 2.42%
Long-Term Debt              2,316,102                58.10%
Short-Term Debt               215,093                 5.40%
                           ----------                -----
Total Capitalization       $3,986,662               100.00%
                           ----------               ------

TE
--
Common Equity                $720,315                38.38%
Preferred Stock               126,000                 6.71%
Long-Term Debt                627,215                33.41%
Short-Term Debt               403,695                21.50%
                           ----------                -----
Total Capitalization       $1,877,225               100.00%
                           ----------               ------

Penn
----
Common Equity                $204,260                42.85%
Preferred Stock                39,105                 8.20%
Long-Term Debt                225,062                47.21%
Short-Term Debt                 8,290                 1.74%
                           ----------                -----
Total Capitalization         $476,717               100.00%
                           ----------               ------

JCP&L
-----
Common Equity              $3,156,832                66.67%
Preferred Stock                12,649                 0.27%
Long-Term Debt              1,277,290                26.98%
Short-Term Debt               287,867                 6.08%
                           ----------                -----
Total Capitalization       $4,734,638               100.00%
                           ----------               ------

Met-Ed
------
Common Equity              $1,295,781                63.08%
Preferred Stock                  -                     -  %
Long-Term Debt                702,140                34.18%
Short-Term Debt                56,256                 2.74%
                           ----------                -----
Total Capitalization       $2,054,177               100.00%
                           ----------               ------

Penelec
-------
Common Equity              $1,291,461                67.29%
Preferred Stock                  -                     -  %
Long-Term Debt                562,055                29.29%
Short-Term Debt                65,720                 3.42%
                           ----------                -----
Total Capitalization       $1,919,236               100.00%
                           ----------               ------

(13) The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the third quarter 2003.


                                      FirstEnergy     OE        CEI        TE
                                      -----------   ------    -------   --------
Balance, December 31, 2002
  (Restated)                          $1,634,981   $800,021  $262,323    76,978
Net Income                               313,333    214,907   134,806    30,189
Cash Dividends on Preferred Stock              -     (1,977    (5,589)   (6,633)
Cash Dividends on Common Stock          (330,815)  (379,000         -         -
Other                                          -          -     2,622         5
                                       ---------    -------   -------   -------
Balance, September 30, 2003           $1,617,499   $633,951  $394,162   100,539
                                       ---------    -------   -------   -------


                                          Penn       JCP&L    Met-Ed    Penelec
                                          ----       -----    ------    -------
Balance, December 31, 2002              $50,916     $92,003   $17,841   $32,705
Net Income                               26,947      74,401    43,571    17,569
Cash Dividends on Preferred Stock        (2,734)       (375         -         -
Cash Dividends on Common Stock          (37,000)   (128,000   (27,000)  (26,000)
Other                                         -         612        (1)        -
                                        -------     -------    ------   -------
Balance, September 30, 2003            $ 38,129    $ 38,641   $34,411   $24,274
                                        -------     -------    ------   -------


(14) On September 30, 2003, Fitch Ratings lowered the senior unsecured ratings of FirstEnergy to `BBB-' from `BBB' and lowered or affirmed many of the ratings of its subsidiary electric utility companies. A complete list of the ratings actions follows:

    FirstEnergy
    -----------
    --Senior unsecured debt lowered to 'BBB-' from 'BBB'

    OE
    --
    --First mortgage bonds affirmed at 'BBB+'
    --Secured notes 'BBB+' (new rating)
    --Unsecured notes 'BBB' (new rating)
    --Preferred affirmed at 'BBB-'
    --Short term debt affirmed at 'F2'

    Ohio Water Development Authority (OEC project)
    ----------------------------------------------
    --Secured pollution control revenue bonds affirmed at 'BBB+'

    BVPS Funding Corp.
    ------------------
    --Lease obligation bonds (OEC as lessee) affirmed at 'BBB'

    PNPP II Funding Corp.
    ---------------------
    --Lease obligation bonds (OEC as lessee) affirmed at 'BBB'

    Penn
    ----
    --First mortgage bonds affirmed at 'BBB+'
    --Preferred stock affirmed at 'BBB-'

    Ohio Air Quality Development Authority (PPC project)
    ----------------------------------------------------
    --Unsecured pollution control revenue bonds affirmed at 'BBB'

    CEI
    ---
    --First mortgage bonds lowered to 'BBB-' from 'BBB'
    --Secured medium term notes lowered to 'BBB-' from 'BBB'
    --Preferred lowered to 'BB-' from 'BB+'

    Ohio Air Quality Development Authority (CEI project)
    ----------------------------------------------------
    --Unsecured pollution control revenue bonds lowered to 'BB' from 'BBB-'

    BV II Funding Corp
    ------------------
    --Lease obligation bonds (CEI and TEC as lessees) lowered to 'BB' from 'BB+'

    TE
    --
    --First mortgage bonds affirmed at 'BBB-'
    --Secured medium term notes affirmed at 'BBB-'
    --Unsecured notes affirmed at 'BB'
    --Preferred lowered to 'BB-' from 'BB'

    Ohio Water Development Authority (TEC project)
    ----------------------------------------------
    --Secured pollution control revenue bonds affirmed at 'BBB-'

    Met-Ed
    ------
    --First mortgage bonds lowered to 'BBB+ from 'A-'
    --Secured notes lowered to 'BBB+ from 'A-'
    --Preferred lowered to 'BBB' from 'BBB+'
    --Short-term rating lowered to 'F3' from 'F2'

    Penelec
    -------
    --First mortgage bonds lowered to 'BBB+' from 'A-'
    --Secured pollution control bonds lowered to 'BBB+' from 'A-'
    --Senior unsecured lowered to 'BBB' from 'BBB+'
    --Preferred stock lowered to 'BBB-' from 'BBB+'
    --Trust preferred lowered to 'BBB-' from 'BBB+'
    --Short-term rating lowered to 'F3' from 'F2'

    JCP&L
    -----
    --First mortgage bonds affirmed at 'BBB+'
    --Secured medium term notes affirmed at 'BBB+'
    --Senior secured notes affirmed at 'BBB+'
    --Preferred stock affirmed at 'BBB'
    --Short-term debt lowered to 'F3' from 'F2'

    The Rating Outlook for all the above securities is Stable.


(15) FirstEnergy's aggregate investment includes all amounts invested, or commitments to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy's aggregate investment as of September 30, 2003 is as follows:

                                                                (In Thousands)
                                                                --------------
FUCOs
-----

Midlands Electricity plc                                        $      64,200
                                                                     --------
         Subtotal                                                      64,200
                                                                     ---------

EWGs
----

FE Generation Corp.                                             $      851,666
GPU Power, Inc.                                                        145,882
                                                                     ---------
         Subtotal                                                      997,548
                                                                     ---------
         Aggregate Investment in FUCOs and EWGs                 $    1,061,748
                                                                     =========
Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:
-----------------------------------------------------------------------------

Total capitalization                    $ 20,968,489                       5.1%
Net utility plant                       $ 12,910,655                       8.2%
Total consolidated assets               $ 33,494,991                       3.2%
Market value of common equity           $ 10,521,777                       10.1%

(16) Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of September 30, 2003 in EWGs and FUCOs, as well as the percentage of equity ownership.


                                         First           First          Owners not affiliated with
                                         Energy's       Energy's %             FirstEnergy
                           FUCO         Investment       Equity         ----------------------------
Associate                   or          at 9/30/03       Owner-                             Type of
 Company                   EWG            ($000)**        ship          Name of Entity      Entity
---------                  ----         -----------     -------         ---------------     ------

Empresa                    EWG            39,439*         50.001%      AFP Prevision BBV     Foreign
Guaracachi S.A.                                                        AFP Futuro de Bolivia Foreign

Guaracachi                 EWG            53,108*         100%         Not Applicable        N/A
America, Inc.

GPU Power, Inc.            EWG           145,882          100%         Not Applicable        N/A

EI International           EWG             1,672*         100%         Not Applicable        N/A

GPUI Colombia,             EWG             1,739*         100%         Not Applicable        N/A
Ltda.

Midlands                   FUCO           64,200          20.1%        Aquila Sterling       Domestic
Holdings LLC
Electricity plc
(Midlands)

Termobarranquilla          EWG            74,656*         28.67%       ABB Energy Ventures,  Foreign
S.A.                                                                   Inc.
                                                                       Lancaster Steel       Foreign
                                                                       Distral Group         Foreign
                                                                       Corp. Electrica       Foreign
                                                                       De la Costa
                                                                       Atlantica

                                         First           First          Owners not affiliated with
                                         Energy's       Energy's %             FirstEnergy
                           FUCO         Investment       Equity         ----------------------------
Associate                   or          at 9/30/03       Owner-                             Type of
 Company                   EWG            ($000)**        ship          Name of Entity      Entity
---------                  ----         -----------     -------         ---------------     ------

EI Barranquilla,           EWG            47,370*         100%         Not Applicable        N/A
Inc.

Barranquilla               EWG            48,379*         100%         Not Applicable        N/A
Lease Holdings,
Inc.

Los Amigos                 EWG                12*         100%         Not Applicable        N/A
Leasing Company,
Ltd.

International
Power Advisors,
Inc.                       EWG             3,962*         100%         Not Applicable         N/A

FE Generation
Corp.                      EWG           851,666          100%            Not Applicable      N/A
                                      ----------

Total Aggregate
Investment in
EWGs & FUCOs *                        $1,061,748
                                       =========

(*)   FirstEnergy's aggregate investment does not include the items shown with asterisks in order to avoid duplication.
(**) Aggregate investment amounts reflected here do not include any goodwill or other fair value adjustments.

      As of September 30, 2003, FirstEnergy also owned, directly or indirectly, a 100% interest in each of the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Philippines, Inc.

(17) FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of September 30, 2003:


                                        Amount (000's)               %
                                        --------------               -

Common equity                           $  8,111,432               38.7
Preferred stock not subject to               335,123                1.6
  mandatory redemption
Long-term debt-
 Preferred stock subject to
  mandatory redemption *                      19,266                0.1
 Subsidiary-obligated mandatorily
  redeemable preferred securities *          284,940                1.3
 Other                                    11,971,644               57.1
Notes payable                                246,084                1.2
                                         -----------              -----

         Total capitalization           $ 20,968,489              100.0%
                                         ===========              =====

(*) Effective July 1, 2003 with the adoption of SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", preferred stock subject to mandatory redemptions and mandatorily redeemable preferred securities were reclassified as long-term debt.

(18) Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock at September 30, 2003:

Closing Market Price per Share                                  $ 31.90
Book Value per Share                                            $ 24.78
Market-to Book Ratio of Common Stock                             128.7%

(19) No new EWG/FUCO project covered by the Modified Rule 53 Test in which Firstenergy has invested or committed to invest during the third quarter of 2003.

(20)  Analysis of Growth in Retained  Earnings for  FirstEnergy  and  Subsidiary
Companies:

                                                               (In Thousands)
                                                               --------------

Retained Earnings as of 09/30/03                                $1,617,499
Retained Earnings as of 12/31/02 *                               1,634,981
                                                                 ---------
Decrease in Retained Earnings                                   $  (17,482)
                                                                 =========

Analysis of Decrease in Retained Earnings:
------------------------------------------

Income contribution from regulated utility companies            $  522,465
Loss from FUCOs/EWGs                                               (34,659)
Income contribution from all other companies                       (56,160)
FirstEnergy Holding and Service companies                         (118,312)
Cash dividends declared on common stock                           (330,816)
                                                                  --------
Decrease in Retained Earnings                                   $  (17,482)
                                                                 =========

* Retained Earnings as of 12/31/02 restated per Amendment No. 2 of FirstEnergy 2002 Form 10-K/A.

(21) Statements of Operations for the period ended September 30, 2003 for the following Project Parents and Exempt Entities will be filed separately under a request for confidential treatment under Rule 104 (b):

                      Termobarranquilla, S.A.
                      GPUI Colombia, Ltda.
                      Empresa Guaracachi, S.A.
                      FirstEnergy Generation Corp.

                                    SIGNATURE


      The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                  FIRSTENERGY CORP.


November 25, 2003
                                By:          /s/ Harvey L. Wagner
                                      -------------------------------------
                                                 Harvey L. Wagner
                                           Vice President, Controller
                                          and Chief Accounting Officer
                                          (Principal Accounting Officer)